

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

March 6, 2024

Sean Brownridge
Partner, Schulte Roth & Zabel LLP
Walt Disney Co.
919 Third Avenue
New York, NY 10022

> **Re: Walt Disney Co.**
> **Soliciting statements by Mr. Rasulo**
> **File No. 001-38842**

Dear Sean Brownridge:

We have reviewed your soliciting statements and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your statements.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Soliciting statements by Mr. Rasulo</u>

<u>General</u>

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. With a view toward revised disclosure, provide support for your statements below from Mr. Rasulo's interview on CNBC on February 27, 2024:

   - that Disney is "the second-worst company in the S&P on say on pay."
   - that the Board is "responsible for reviewing capital deployment, they are responsible for reviewing communications to shareholders, they're responsible for paying consistent with performance. None of these things happen at Disney."
   - that Disney's growth and profitability in the media business was "doing miserably" and that the "media segment is doing twice or three times as bad" as its competitors.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions